EXHIBIT 99.2

[Form of Nominating and Corporate Governance Committee Charter]

TRIAN ACQUISITION I CORP.
NOMINATING AND CORPORATE GOVERNANCE COMMITTEE CHARTER

I.           Purpose

          The Nominating and Corporate Governance Committee (the “Committee”) of the Board of Directors (the “Board”) of Trian Acquisition I Corp., a Delaware corporation (the “Company”), shall (a) identify individuals qualified to become Board members (consistent with criteria approved by the Board); (b) select or recommend that the Board select director nominees; (c) develop and recommend to the Board a set of corporate governance guidelines applicable to the Company; and (d) oversee the evaluation of the Board and management.

II.         Organization

          The Committee shall consist of three or more directors, each of whom shall satisfy the applicable independence requirements of the Company’s corporate governance guidelines, the American Stock Exchange and any other regulatory requirements subject to the phase-in periods permitted under the rules of the American Stock Exchange under which the Committee is required to have only one independent member at the time of listing, a majority of independent members within 90 days of listing and all independent members within one year of listing; provided that one director who does not satisfy the applicable independence requirements of the American Stock Exchange may be appointed to and serve on the Committee, subject to compliance with the requirements of Section 804 of the AMEX Company Guide.

          The members of the Committee shall be appointed by the Board. Members of the Committee may be removed at any time by action of the Board. The Committee’s chairperson shall be designated by the Board or, if it does not do so, the members of the Committee shall elect a chairperson by a vote of the majority of the full Committee.

          The Committee may form and delegate authority to subcommittees when appropriate, provided that the subcommittees are composed entirely of directors who satisfy the applicable independence requirements of the Company’s corporate governance guidelines and the American Stock Exchange.

III.      Meetings

          The Committee shall meet at such times as it deems necessary to fulfill its responsibilities. Meetings may be held telephonically or by means of other communications equipment to the extent permitted by the Company’s organizational documents and applicable Delaware law. Meetings shall be called by the chairperson of the Committee or, if there is no chairperson, by a majority of the members of the

Committee. A majority of the members shall constitute a quorum. Actions of the Committee may be taken in person at a meeting with the approval of a majority of the members present and voting or in a writing without a meeting if signed by all members of the Committee.

IV.        Authority and Responsibilities

To fulfill its responsibilities, the Committee shall:

1.	Review and make recommendations regarding the size, composition and organization of the Board in order to ensure that the Board has an appropriate breadth of expertise and its membership consists of persons with sufficiently diverse and independent skill sets and backgrounds.

2.	Develop and recommend to the Board specific criteria for the selection of directors.

3.	With respect to director nominees, (i) identify individuals qualified to become members of the Board (consistent with the guidelines attached hereto), (ii) review the qualifications of any such person submitted to be considered as a member of the Board by any stockholder (consistent with the policy attached hereto) and (iii) select or recommend that the Board select the director nominees for the next annual meeting of stockholders or to fill in vacancies on the Board. In identifying and reviewing qualifications of candidates for membership on the Board, the Committee shall evaluate all factors that it deems appropriate, including the requirements of the Company’s corporate governance guidelines and the other criteria approved by the Board.

4.	Develop and periodically reassess policies and procedures with respect to the consideration of any director candidate recommended by stockholders or otherwise.

5.	Review and make recommendations to the Board with respect to the size, composition and organization of the committees of the Board (other than this Committee) to ensure that the committee has an appropriate breadth of expertise and its membership consists of persons with sufficiently diverse and independent skill sets and backgrounds, including making recommendations to the Board with respect to members and chairpersons of these committees.

6.	Recommend procedures for the smooth functioning of the Board, including the calendar, agenda and information requirements for meetings of the Board, meetings of committees of the Board, executive sessions of non-management directors and executive sessions of independent directors only.

7.	Assist the Board in determining whether individual directors have material relationships with the Company that may interfere with their independence, as provided under applicable requirements and listing standards.

8.	Review and approve or recommend to the Board of Directors for approval the compensation of directors for their services to the Board of Directors.

9.	Develop, reassess annually and make recommendations to the Board with respect to succession plans for the Chief Executive Officer and other key executive officers of the Company and develop plans for interim succession for the Chief Executive Officer in the event of an unexpected occurrence.

10.	Oversee the Board’s annual self-evaluation process. Receive comments from all directors as to the Board's performance and report annually to the Board with an assessment of the Board’s performance.

11.	Develop, review and assess the adequacy of the Company’s corporate governance guidelines annually and recommend to the Board any changes deemed appropriate by the Committee.

12.	Develop and maintain the orientation program for new directors and continuing education programs for directors.

13.	Periodically review with the Chief Executive Officer the performance and contributions of individual directors. Periodically review each director’s continuation on the Board, as the Committee deems appropriate.

14.	Review and discuss as appropriate with management the Company’s public disclosures and its disclosures to stock exchanges relating to independence, governance and director nomination matters, including in the Company’s proxy statement.

15.	Review and assess the adequacy of this Charter annually and recommend to the Board any changes deemed appropriate by the Committee.

16.	Review its own performance annually.

17.	Perform any other activities consistent with this Charter, the Company’s by- laws and governing law, as the Committee or the Board deems appropriate.

          The foregoing responsibilities and duties set forth in this Charter should serve as a guide only, with the express understanding that the Committee may carry out additional responsibilities and duties and adopt additional policies and procedures as may be necessary in light of any changing business, legislative, regulatory, legal or other conditions.

V.         Resources

          The Committee shall have the sole authority to retain and terminate a search firm to be used to identify director candidates and the authority to retain other professionals to assist it in carrying out its duties. The Chair of the Committee, at the request of any member of the Committee, may request any officer or employee of the Company or the Company’s outside counsel or other advisors to the Committee to attend a meeting of the

Committee or otherwise respond to Committee requests. The Committee shall be given access to any relevant records of the Company as it requests.

          The Committee shall have the sole authority to determine the terms of engagement and the extent of funding necessary for payment of compensation to counsel, advisors, accountants, consultants, search firms or other professionals retained to advise the Committee and ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

TRIAN ACQUISITION I CORP.
BOARD OF DIRECTOR CANDIDATE GUIDELINES

          Nominations to the Board of Directors (the “Board”) of Trian Acquisition I Corp. (the “Company”) may be submitted to the Nominating and Corporate Governance Committee (the “Committee”) by the Company’s stockholders in accordance with the Committee’s charter. The Committee does not distinguish among nominees recommended by stockholders and other persons. Candidates will be evaluated in the context of the Board as a whole, with the objective of recommending a group of persons that can best implement the Company’s business plan, perpetuate its business and represent stockholder interests. In conducting this assessment, the Committee will consider and evaluate each director-candidate based upon its assessment of the following criteria:

  Whether the candidate is independent pursuant to the requirements of the American Stock Exchange.
  Whether the candidate is actively engaged in business endeavors.
  Whether the candidate is accomplished in his or her field and has a reputation, both personal and professional, that is consistent with the image and reputation of the Company.
  Whether the candidate has an understanding of financial statements, corporate budgeting and capital structure. The Committee also will determine if a candidate satisfies the criteria for being an “audit committee financial expert,” as defined by the Securities and Exchange Commission.
  Whether the candidate has relevant experience and expertise and would be able to provide insights and practical wisdom based upon that experience and expertise.
  Whether the candidate has knowledge of the Company and issues affecting the Company.
  Whether the candidate is familiar with the industries relevant to the Company’s business endeavors.
  Whether the candidate is committed to enhancing stockholder value.
  Whether the candidate fully understands, or has the capacity to fully understand, the legal responsibilities of a director and the requirements and governance processes of a publicly traded company.
  Whether the candidate is of high moral and ethical character and would be willing to apply sound, objective and independent business judgment, and to assume broad fiduciary responsibility.

  Whether the candidate will be able to promote a diversity of views based on his or her education, experience and professional employment.
  Whether the candidate will be willing to devote significant time to the oversight duties of the board of directors of a public company.
  Whether the candidate has any prohibitive interlocking relationships or conflicts of interest.
  Whether the candidate is able to develop a good working relationship with other Board members and contribute to the Board’s working relationship with the senior management of the Company.
  Whether the candidate is able to suggest business opportunities to the Company.

TRIAN ACQUISITION I CORP.
STOCKHOLDER RECOMMENDATIONS FOR DIRECTORS

          Stockholders who wish to recommend to the Nominating and Corporate Governance Committee (the “Committee”) a candidate for election to the Board of Directors should send their letters to 280 Park Avenue, 41st Floor, New York, New York 10017, Attention: Nominating and Corporate Governance Committee. The Chief Legal Officer, or his designee, will promptly forward all such letters to the members of the Committee. Stockholders must follow certain procedures to recommend to the Committee candidates for election as directors. In general, in order to provide sufficient time to enable the Committee to evaluate candidates recommended by stockholders in connection with selecting candidates for nomination in connection with the Company’s annual meeting of stockholders, the Chief Legal Officer, or his designee, must receive the stockholder’s recommendation no later than thirty (30) days after the end of the Company’s fiscal year.

          The recommendation must contain the following information about the candidate:

  Name;
  Age;
  Business and current residence addresses, as well as residence addresses for the past 20 years;
  Principal occupation or employment and employment history (name and address of employer and job title) for the past 10 years (or such shorter period as the candidate has been in the workforce);
  Educational background;
  Permission for the Company to conduct a background investigation, including the right to obtain education, employment and credit information;
  The number and type of securities of the Company beneficially owned by the candidate;
  The information that would be required to be disclosed by the Company about the candidate under the rules of the SEC in a Proxy Statement soliciting proxies for the election of such candidate as a director (which currently includes information required by Items 401, 404 and 405 of Regulation S-K); and
  A signed consent of the nominee to serve as a director of the Company, if elected.